                                                                 EXHIBIT I - (1)


                              ARTHUR ANDERSEN LLP


                             LAKEWOOD COGENERATION
                              LIMITED PARTNERSHIP

                          Financial Statements for the
                     Years Ended December 31, 1996 and 1995
                   Together with Independent Auditors' Report

                      [Letterhead of Arthur Andersen LLP]


                   Report of Independent Public Accountants
                   ----------------------------------------




To the Partners of Lakewood
Cogeneration Limited Partnership:

We have audited the accompanying balance sheets of Lakewood Cogeneration Limited Partnership (a Delaware Limited Partnership) as of December 31, 1996 and 1995, and the related statements of income, changes in partners' equity and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Lakewood Cogeneration Limited Partnership as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                                 /s/ Arthur Andersen LLP

Detroit, Michigan,
  February 24, 1997.

                  LAKEWOOD COGENERATION LIMITED PARTNERSHIP
                  -----------------------------------------
                                BALANCE SHEETS
                                --------------
                       AS OF DECEMBER 31, 1996 AND 1995
                       --------------------------------

                                                     1996           1995
                                                 ------------   ------------
                  Assets
                  ------
Cash and cash equivalents                        $    354,888   $  6,620,727
Accounts receivable                                 5,171,140      4,242,935
Accounts receivable from affiliates                    --             17,604
Prepaid expenses                                    2,358,903        360,910
Inventory                                             580,135        430,502
                                                 ------------   ------------

    Total current assets                            8,465,066     11,672,678

Net property, plant and equipment                 219,257,565    225,185,032
Restricted cash                                    18,873,898     17,476,550
Deferred charges, net                               6,694,521      8,096,730
Accounts receivable                                 2,000,000      2,000,000
                                                 ------------   ------------
    Total assets                                 $255,291,050   $264,430,990
                                                 ============   ============


     Liabilities and Partners' Equity
     --------------------------------

Accounts payable and accrued liabilities         $  2,359,211   $  2,818,650
Accounts payable to affiliates                      4,838,491      3,758,635
Current portion of long term debt                   5,510,000      4,830,000
Accrued interest                                       --            639,444
                                                 ------------   ------------

    Total current liabilities                      12,707,702     12,046,729

Retainage payable                                     130,760      1,222,650
Long term debt                                    196,885,001    202,395,001
                                                 ------------   ------------

    Total non-current liabilities                 197,015,761    203,617,651

Partners' equity                                   45,567,587     48,766,610

Commitments and contingencies (Note 4)
                                                 ------------   ------------

    Total liabilities and partners' equity       $255,291,050   $264,430,990
                                                 ============   ============




                 The accompanying notes are an integral part
                        of these financial statements.

                  LAKEWOOD COGENERATION LIMITED PARTNERSHIP
                  -----------------------------------------
                             STATEMENTS OF INCOME
                             --------------------
                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                ----------------------------------------------

                                                     1996           1995
                                                 ------------   ------------
Revenues:
  Electric sales                                 $ 58,970,794   $ 54,458,284


Operating expenses:
  Operating and maintenance                         6,687,016      6,134,386
  Fuel                                             17,053,528     13,053,126
  Depreciation and amortization                     9,044,022      8,320,718
  Administrative and general                        2,229,602      3,925,249
                                                 ------------   ------------

      Total operating expenses                     35,014,168     31,433,479
                                                 ------------   ------------

Operating income                                   23,956,626     23,024,805

  Interest income and expense:
    Interest income                                 1,008,636      1,288,696
    Interest expense                              (18,564,285)   (19,149,150)
                                                 ------------   ------------

      Net interest expense                        (17,555,649)   (17,860,454)
                                                 ------------   ------------


Earnings                                         $  6,400,977   $  5,164,351
                                                 ============   ============




                 The accompanying notes are an integral part
                        of these financial statements.

                   LAKEWOOD COGENERATION LIMITED PARTNERSHIP
                   -----------------------------------------
                   STATEMENTS OF CHANGES IN PARTNERS' EQUITY
                   -----------------------------------------
                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                ----------------------------------------------

                           HCE         CNG        CNG POWER       HYDRA-CO         TPC            TOTAL
                       ----------   ---------   -------------   ------------   ------------   -------------

Balance at
  December 31, 1994    $    9,078   $   9,078   $     308,666   $    399,449   $    181,568   $     907,839


Contributions             510,000     510,000      24,527,000     22,440,000     10,200,000      58,187,000

Distributions             (83,056)    (83,056)    (10,010,897)    (3,654,455)    (1,661,116)    (15,492,580)

Earnings                   51,644      51,644       1,755,879      2,272,314      1,032,870       5,164,351
                       ----------   ---------   -------------   ------------   ------------   -------------


Balance at
   December 31, 1995      487,666     487,666      16,580,648     21,457,308      9,753,322      48,766,610


Distributions             (96,000)    (96,000)     (3,264,000)    (4,224,000)    (1,920,000)     (9,600,000)

Earnings                   64,010      64,010       2,176,332      2,816,430      1,280,195       6,400,977
                       ----------   ---------   -------------   ------------   ------------   -------------


Balance at
   December 31, 1996   $  455,676   $ 455,676   $  15,492,980   $ 20,049,738   $  9,113,517   $  45,567,587
                       ==========   =========   =============   ============   ============   =============




                  The accompanying notes are an integral part
                        of these financial statements.

                   LAKEWOOD COGENERATION LIMITED PARTNERSHIP
                   -----------------------------------------
                           STATEMENTS OF CASH FLOWS
                           ------------------------
                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                ----------------------------------------------

                                                        1996           1995
                                                    ------------   ------------
Cash flows from operating activities:
  Earnings                                          $  6,400,977   $  5,164,351
Adjustments to reconcile earnings to net
  cash provided by operating activities:
  Depreciation and amortization                        9,044,022      8,320,718
  Net change in:
    Accounts receivable                                 (928,205)       (31,343)
    Accounts receivable from affiliates                   17,604           (100)
    Inventory                                           (149,633)        (9,493)
    Prepaid expenses                                  (1,997,993)       242,873
    Accounts payable and accrued liabilities            (459,439)       377,342
    Accounts payable to affiliates                     1,079,856     (3,988,082)
    Retainage payable                                 (1,091,890)    (8,855,719)
    Accrued interest                                    (639,444)      (641,469)
                                                    ------------   ------------
      Total adjustments                                4,874,878     (4,585,273)
                                                    ------------   ------------

      Net cash provided by operating activities       11,275,855        579,078
                                                    ------------   ------------


Cash flows from investing activities:
  Property, plant & equipment additions               (1,714,346)    (8,240,531)
  Deferred charges                                        --           (373,971)
  Change in restricted cash                           (1,397,348)   (17,476,550)
                                                    ------------   ------------

      Net cash used in investing activities           (3,111,694)   (26,091,052)
                                                    ------------   ------------

Cash flow from financing activities:
  Proceeds from loans payable                             --         14,716,496
  Repayments of loans payable                         (4,830,000)    (3,775,000)
  Borrowings from affiliates                              --          6,615,860
  Distributions to partners                           (9,600,000)   (14,305,580)
  Contributions from partners                             --         20,350,000
                                                    ------------   ------------

      Net cash provided by (used in) financing
       activities                                    (14,430,000)    23,601,776
                                                    ------------   ------------

Net decrease in cash and cash equivalents             (6,265,839)    (1,910,198)

Cash and cash equivalents at beginning of period       6,620,727      8,530,925
                                                    ------------   ------------

Cash and cash equivalents at end of period          $    354,888   $  6,620,727
                                                    ============   ============

Supplemental disclosure of cash flow information:
  Cash paid during the year for interest            $ 18,861,729   $ 19,345,353



Supplemental disclosure of non-cash financing activity:
  As of June 8, 1995 (Conversion date), the Partnership accrued borrowings from affiliates of $30,650,000. On the conversion date, these borrowings were converted to equity as specified by the partnership agreement.


                  The accompanying notes are an integral part
                        of these financial statements.

LAKEWOOD COGENERATION LIMITED PARTNERSHIP

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

General - Lakewood Cogeneration, Limited Partnership (the Partnership) was formed to develop, construct, own and operate a 237 megawatt power production
facility (the Facility) located in Lakewood, New Jersey.   The Facility
generates electric power for sale to General Public Utilities (GPU), formerly Jersey Central Power & Light, primarily by burning natural gas with oil as a backup fuel. Although originally a Qualifying Facility under Federal laws, in September 1993 the Federal Energy Regulatory Commission approved the Partnership's application for Exempt Wholesale Generator (EWG) status. Commercial operations commenced in November 1994.

Ownership interests of the partners are:

General Partners
----------------
HCE Lakewood, Inc. (HCE)                        1%
CNG Lakewood, Inc. (CNG)                        1%

Limited Partners
----------------
Hydra-Co Enterprises, Inc. (HYDRA-CO)          44%
CNG Power Company (CNG Power)                  34%
TPC Lakewood, Inc. (TPC)                       20%

HCE is a wholly owned affiliate of HYDRA-CO, which is a wholly owned subsidiary of CMS Generation Co. (CMS). CNG is a wholly owned subsidiary of the Consolidated Natural Gas Company. CNG Power is a wholly owned subsidiary of CNG Energy Services Corporation (ESC). Profits, losses and cash distributions are allocated among the partners in proportion to their respective ownership interest.

Basis of Presentation - The financial statements are prepared in conformity with generally accepted accounting principles and include the use of management estimates.

Cash Equivalents - The Partnership considers all highly liquid investments purchased within three months of their maturity to be cash equivalents.

Restricted Cash - Restricted cash represents amounts consisting primarily of disbursement, major maintenance, debt service, bank litigation, and punchlist and warranty funds which are restricted as to their use.

Plant and Equipment - Plant and equipment are stated at cost. Depreciation is generally provided over estimated useful lives ranging from three to thirty years. The composite depreciation rate for the Facility in 1996 and 1995 was 3.3%.

Inventories - Fuel inventories are stated at cost using the first in first out method.

Deferred Charges - Costs associated with the formation of the Partnership aggregating approximately $5,419,000 were deferred and are being amortized using the straight-line method over a five-year period commencing with the commercial
operation of the Facility.   Amortization expense of such costs amounted to
approximately $1,108,000 and $1,084,000 in 1996 and 1995, respectively.

Costs incurred in negotiating and securing the construction and term financing amounted to $4,103,000. These costs have been deferred and are being amortized using the effective interest method over the term of the related debt. Amortization of such costs amounted to approximately $294,000 and $166,000 in 1996 and 1995, respectively.

Income Taxes - The Partnership has no liability for income taxes. Income is taxed to the partners based on their allocated share of taxable income (loss). Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

Fair Value of Financial Instruments - The carrying amount of cash, cash equivalents and restricted cash approximates fair value because of the short maturities of these instruments. The Partnership's notes payable and short-term debt approximate fair value because their interest rates are based upon variable reference rates. The fair value of the Partnership's interest rate swaps (used for hedging purposes) is the estimated amount the Partnership would have to pay to terminate the swap agreements, taking into account current interest rates and the current creditworthiness of the swap counterparties. The estimated termination benefit associated with the interest rate swaps at December 31, 1996 and 1995 is approximately $511,000 and $6,195,000, respectively.


2.  LONG-TERM DEBT

A consortium of banks had made available for construction Tranche A and Tranche B Bank Loans in the amount of $136,000,000 and $51,000,000, respectively. Total Tranche A Bank Loans in the amount of $136,000,000 were converted into the Continuing Bank Term Loans (the Term Loan(s)) on June 8, 1995 (the Conversion
Date). Tranche B Loans were unused. In order to convert the construction loans to term loans, each of the partners contributed cash or converted their then outstanding subordinated loans to equity. The Term Loans are being repaid in semi-annual installments over a fourteen year period which commenced June 30, 1995. The Partnership may select the interest rate for the Term Loans from three alternatives: a Base Rate option, a CD Rate option and a LIBOR Rate option. Each of these rates is equivalent to the corresponding Mellon Bank interest rate option plus a credit spread which varies depending on the type of Term Loan, and the interest period and option chosen. As of December 31, 1996 and 1995, $128,520,000 and $132,600,000, respectively, was outstanding under the Term Loans.

The Partnership paid an unused commitment fee of 0.375 percent on the aggregate unused portion of the Tranche A and Tranche B Bank Loans through the Conversion Date. During 1995, commitment fees of $64,000 were paid.

The Partnership also has a $2,000,000 Working Capital Loan available. The Partnership paid a standby fee of 0.125 percent on any unused portion of the Working Capital Loan through the Conversion Date and 0.375 percent on the average daily unused portion of the Working Capital Loan thereafter. Fees totaled $7,700 and $5,400 in 1996 and 1995, respectively. This loan commitment matures on the fifth anniversary of the Conversion Date with one year extensions through the final maturity date of the Term Loans.

The Partnership has agreed to pay an Administrative Agent's Fee to Mellon of $100,000 per year through December 1995 and $75,000 per year thereafter. Fees paid in 1996 and 1995 were $75,000 and $94,000 respectively.

The Partnership has obtained a $75,000,000 institutional loan from John Hancock Mutual Life Insurance Company (the Institutional Loan). Outstanding balances as of December 31, 1996 and 1995 were $73,875,001 and $74,625,001, respectively.
The Institutional Loan is being repaid in semi-annual installments over an eighteen and one-half year period which began June 30, 1995 and bears a fixed interest rate of 10.66 percent.

Obligations under the Term Loans and Institutional Loan mature as follows:


Year           Term Loans   Institutional Loan
1997          $  4,760,000         $   750,000
1998             6,120,000             750,000
1999             6,800,000             750,000
2000             7,480,000             750,000
2001             8,840,000             750,000
Thereafter      94,520,000          70,125,001
              ------------         -----------
Total         $128,520,000         $73,875,001
              ============         ===========

The Partnership has entered into interest rate swap agreements to reduce the impact of changes in interest rates on the Term Loans. At December 31, 1996, the Partnership had two interest rate swap agreements outstanding with total notional principal amounts of $120,000,000. Those agreements effectively change the Partnership's interest rate exposure on a portion of the Term Loans through 2008 to an average all-in borrowing cost of 6.68 percent. The Partnership is exposed to credit loss in the event of nonperformance by the other parties to
the interest rate swap agreements.   However, the Partnership does not
anticipate nonperformance by the counterparties who are affiliated with Mellon Bank and ABN-AMRO.


3. RELATED PARTY TRANSACTIONS

The Partnership has entered into an Operation and Maintenance Agreement (the O&M Agreement) with CMS Generation Operating Company II, Lakewood Division (CMSG
II), a wholly-owned subsidiary of HYDRA-CO, and previously known as HYDRA-CO Operations, Inc. The O&M Agreement expires on the twenty-first anniversary of the commercial operations date and may be renewed annually thereafter. Under the terms of the O&M Agreement, CMSG II is reimbursed for all direct costs incurred, receives an overhead fee of $200,000 and a base fee of $60 per hour multiplied by the number of hours the Facility is actually dispatched. CMSG II can also earn a bonus if certain performance factors are achieved. Fees and bonuses earned by CMSG II were $473,000 and $397,000 in 1996 and 1995, respectively. CMSG II was also reimbursed for direct costs incurred on behalf of the Partnership of $3,663,000 and $3,168,000 in 1996 and 1995, respectively.

The Partnership has entered into a Fuel Management Agreement (the FMA) with ESC, to develop, implement and administer a comprehensive fuel supply and transportation strategy. The FMA terminates December 31, 2001 and will be automatically renewed for additional one-year terms unless terminated by either party. ESC was reimbursed for fees and direct costs incurred on behalf of the Partnership of $13,109,000 and $8,916,000 in 1996 and 1995, respectively.

CNG Power contributed to the Partnership title to contracts, permits, studies and designs created, acquired or developed in connection with the Facility. The fair value of these contributed assets have been reflected as additional contributions and an increase in property, plant, and equipment. CNG Power was reimbursed $13,000 and $28,000 in 1996 and 1995 respectively, for direct costs incurred on behalf of the Partnership.

The Partnership has entered into an Administrative Services Agreement with HYDRA-CO which expires in November 2012 and may be renewed annually upon mutual agreement. Administrative fees of $304,200 and $309,000 were paid in 1996 and 1995, respectively. HYDRA-CO was also reimbursed $234,000 and $351,000 in 1996 and 1995, respectively, for direct costs incurred on behalf of the Partnership.

Under the terms of the Partnership Agreement, HCE is entitled to a treasury fee of up to $400,000 per year if certain interest cost savings, as defined, are realized by the Partnership. The treasury fee commenced on June 8, 1995. Total interest cost savings earned by HCE were $342,000 and $220,000 in 1996 and 1995, respectively.

The Partnership has entered into a Project Management Services Agreement with Lakewood Project Management, Inc. (LPMI), a wholly-owned subsidiary of HYDRA-CO for an aggregate sum of $2,765,000 which expires at the end of the Warranty Period, as defined. Total project management fees charged by LPMI for project management services in 1996 and 1995 were $156,000 and $720,000, respectively, and are included as a component of property, plant and equipment.

Under the terms of the Partnership Agreement and the loan agreements, certain construction cost underruns have been paid to the general partners. As of December 31, 1996 and 1995, $15,258,000 and $13,258,000, respectively, have been paid to the partners for these cost underruns, including $2,000,000 during 1996 and $8,545,000 during 1995. Additionally, during 1995, $4,713,000 was paid to the partners as a management fee. These fees and cost underrun distributions were capitalized or reflected as returns of capital in the accompanying financial statements.

On the Conversion Date, subordinated loans to the Partnership in the amount of $2,600,000, $17,850,000, and $10,200,000 due HYDRA-CO, CNG Power, and TPC,
respectively, were converted to equity. Interest was accruing on these loans at the LIBOR rate plus one percent and was paid June 16, 1995. Total interest paid for these loans in 1995 was $150,698, $537,509, and $642,812 on each loan, respectively.


4. COMMITMENTS AND CONTINGENCIES

Electricity from the Facility is sold under a 20-year Power Purchase Agreement (the PPA) whereby GPU will purchase the contract capacity, as defined, at specified rates under a dispatchable arrangement. The PPA expires twenty years from November 8, 1994 and may be extended for successive periods of five years. The Facility also generates steam for sale to three customers under a 5-year agreement commencing in 1996.

The Partnership entered into an Amended and Restated Performance Construction Contract (the EPC Contract) with CRS Sirrine Engineers, Inc. (CRSS) for a total contract price of $151,900,000. In accordance with the EPC Contract, the Partnership withheld 10% of the amounts payable to CRSS as retainage until Substantial Completion, as defined, was achieved. The EPC Contract called for the Facility to be substantially complete by September l, 1994 at which time certain performance tests were required to be met. The EPC Contract also provided for CRSS to pay certain liquidated damages to the extent that these performance tests or certain other milestones were not met by September l, 1994.

In February 1995, CRSS and the Partnership entered into a Settlement Agreement whereby the date of Substantial Completion was designated November 9, 1994. Furthermore, the balance of retainage held prior to the Settlement Agreement ($15,445,000) was reduced by $5,200,000 in full satisfaction of liquidated damages. This amount has been recorded as a reduction to property, plant and equipment in the accompanying balance sheets. The Settlement Agreement also allowed the Partnership to hold from retainage, otherwise due and payable, an amount of $3,000,000 as security for the performance of final punchlist items and an amount of $2,000,000 in an interest bearing escrow account for a specified amount of time as security for potential warranty claims. The remaining retainage of $5,245,000 due to CRSS was paid in March 1995. CRSS has indemnified the Partnership against any liabilities or costs incurred as a result of any disputes between CRSS and its subcontractors and unconditionally guaranteed the performance of warranty obligations of CRSS. At the Final Completion Date (November 20,1995), it was determined that punchlist items valuing $511,688 remained to be completed. As such $1,488,312 plus $28,500 of accrued interest was returned to CRSS. At December 31, 1995, the remaining balance in the escrow account was $514,341. At December 31, 1996, the escrow account has been closed; $112,121 of retainage remains due and payable to CRSS.

The Partnership entered into various agreements with New Jersey Natural Gas Company (NJNG), whereby NJNG constructed natural gas pipelines interconnecting the Facility with two interstate pipeline systems; the Partnership purchased these pipeline assets for $6,850,000 which is included as a component of property, plant and equipment.

The Partnership pays NJNG an annual charge of $2,616,000 in capacity reservation charges. This agreement expires in April 2014 and provides for early termination payments to NJNG under certain circumstances. NJNG also has the right to repurchase the assets at the termination of the agreement.

Currently the Facility has three steam customers. Each agreement has an initial term of five years and can be automatically extended annually with agreement of both parties for up to twenty years. The Partnership is also required to construct, at its expense, the steam distribution system to deliver the steam to the customers.

Pursuant to an amended Agreement of Grant and Reservation with the Lakewood Township Municipal Utilities Authority (LTMUA), the Partnership has agreed to construct and maintain certain water facilities whose title will transfer to LTMUA upon their completion. In addition, the Partnership has agreed to make non-refundable contributions to LTMUA toward the construction, permitting, and operation of wells needed to provide water to the Facility.

In October 1995, the Partnership entered into a Long Term Maintenance Agreement with ABB Power Generation, Inc. (ABB) for its two combustion turbines. The contract value of $16,051,000 is to be paid over a 61 month period. Contract payments of $2,880,000 and $1,480,000 were paid to ABB in 1996 and 1995, respectively.

The Partnership has entered into an Environmental Preservation Trust Fund Agreement with the Township of Lakewood (the Township). On the financial closing date, the Partnership paid the Township $2,000,000 for the creation of an Environmental Preservation Trust Fund (the Fund) in order to insure that the Partnership will promptly respond to cure any Facility related environmental impacts. The Township has the right to receive all interest earned on amounts invested in the Fund which terminates after twenty years when the $2,000,000 principal will be returned to the Partnership. This amount has been reflected as a receivable from the Township in the accompanying balance sheets.

The Partnership has also entered into a Host Benefits Agreement with the Township to make minimum annual payments in the amount of $600,000 or the actual amount of real estate taxes assessed on the Facility, whichever is greater. In September 1994, the Township assessed the Facility approximately $1,900,000 in annual property taxes, a level which the Partnership appealed. In August 1996, a settlement agreement was reached providing for annual property taxes of approximately $1,200,000. Cash payments in excess of the $1,200,000 made from 1994 though 1996 are to be credited future payments through 1998. As of December 31, 1996, the outstanding settlement amount which the Partnership can deduct from future tax payments is approximately $1,900,000 and is reflected as prepaid expenses in the accompanying balance sheet. In 1996, this settlement reduced administrative and general expenses in the accompanying statement of income by $930,000.

In accordance with an agreement between the Partnership and the Ocean County Prosecutor in Toms River, New Jersey, the Partnership has agreed to cooperate with any ongoing investigation into certain activities surrounding the development of the Facility and to perform community service in exchange for acceptance by the Prosecutor's office of no admission of guilt by the Partnership and certain of its affiliates.

Until the completion of all construction and warranty phases, the Partnership is required to maintain a Punchlist and Warranty Escrow. Funds may be withdrawn to pay construction costs with prior approval of both Mellon Bank and its Independent Engineers. The excess funds of the Punchlist and Warranty Escrow not used for construction items will be distributed to the partners as either a management fee or a return of capital. As of December 31, 1996 and 1995, the balance in the Punchlist and Warranty Escrow was $361,232 and $3,293,036.